Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 of our reports dated March 16, 2017, relating to (1) the consolidated financial statements of MannKind Corporation and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern and reverse stock split), and (2) the effectiveness of MannKind Corporation and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on form 10-K of MannKind Corporation for the year ended December 31, 2016, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Stamford, CT

June 30, 2017